UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-3480

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN
(Full title of the plan)
MDU RESOURCES GROUP, INC.
(Name of issuer of securities held pursuant to the plan)
MDU RESOURCES GROUP, INC.
1200 WEST CENTURY AVENUE
P.O. BOX 5650
BISMARCK, NORTH DAKOTA 58506-5650
(Address of the plan and address of the issuer’s principal executive offices)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MDU Resources Group, Inc.
We have audited the accompanying statements of net assets available for benefits of MDU Resources Group, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan, as listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
June 14, 2013

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2012	2011
Assets:
Investments at fair value (Notes 3 and 6)	$623,317,729	$581,070,382

Cash and cash equivalents (Note 4)	3,832,391	2,734,981
	627,150,120	583,805,363

Receivables:
Employer contributions	10,583,290	15,361,306
Participant contributions	952,840	762,362
Notes receivable from participants	18,503,761	18,173,408
Dividends	227	1,627,919

Total assets at fair value	657,190,238	619,730,358

Liabilities:
Accrued expenses	62,335	41,744
Excess contributions payable	730	108,845
Other liabilities	10,025	49,905

Net assets available for benefits at fair value	657,117,148	619,529,864

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 5)	(1,708,774)	913,446

Net assets available for benefits	$655,408,374	$620,443,310

The accompanying notes are an integral part of these financial statements.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2012

Additions to Net Assets Attributed to:

Investment income:
Dividends from Company stock	$6,457,660
Interest and dividends	8,158,134
Net realized/unrealized appreciation in fair value of investments (Note 3)	35,131,237

Total investment income	49,747,031
Contributions:
Employers	26,771,373
Participants	30,450,773
Participant rollovers	899,848

Total contributions	58,121,994

Total additions	107,869,025

Deductions from Net Assets Attributed to:
Distributions to participants	72,638,346
Administrative expenses	265,615

Total deductions	72,903,961

Net increase in net assets available for benefits	34,965,064

Net assets available for benefits at beginning of year	620,443,310

Net assets available for benefits at end of year	$655,408,374

The accompanying notes are an integral part of these financial statements.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

1.    Description of the Plan

The following description of the MDU Resources Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General
The Plan, formerly the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan, was initially adopted by the Board of Directors of MDU Resources Group, Inc. (the Company) on August 4, 1983, to be effective January 1, 1984. The Plan is a defined contribution plan. On January 1, 1999, the name was changed and the Plan was amended to reflect the merger of the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan for Collective Bargaining Unit Employees (the Bargaining Plan) into the Plan. Each participant in the Bargaining Plan automatically became a participant in the Plan. The merger and the transfer of assets were effectuated in accordance with Sections 401(a)(12), 411(d)(6) and 414(l) of the Internal Revenue Code of 1986, as amended (the Code), and the regulations thereunder. On May 25, 2006, the Plan designated the portion of the Plan invested in MDU Resources Group, Inc. Common Stock Fund as an Employee Stock Ownership Plan (ESOP).

The Company and any of its direct or indirect subsidiaries that participate in the Plan are the Employers (the Employers). The fiscal year of the Plan is the calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Board of Directors of the Company may, at any time, amend or modify the Plan. The Company has delegated to the Employee Benefits Committee (the Committee) the authority to amend or modify the Plan; however, certain amendments identified in the plan document are subject to approval by the Board of Directors of the Company.

Although it has not expressed any intent to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions, at any time, and to terminate the Plan subject to the provisions of ERISA. The Board of Directors of any Employer may, at any time, terminate participation in the Plan with respect to such Employer. In the event of a Plan termination, participants would become 100 percent vested in their employer contributions.

The Committee is the plan administrator. The Committee consists of the Chief Financial Officer of the Company and other individuals appointed by the Chief Executive Officer of the Company who are employed by the Company or an affiliate of the Company. The recordkeeper and trustee of the Plan are New York Life Retirement Plan Services (the Recordkeeper) and New York Life Trust Company (the Trustee), respectively.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Plan Amendment
Effective March 1, 2012, the Plan was amended to include an automatic deferral escalation feature to increase the participant's deferral percentage by 1 percent annually until the participant reaches 15 percent, unless the participant opts out.

Eligibility
Generally, employees may participate in the Plan upon hire if they are at least 18 years of age and regular full-time employees or part-time employees with at least 1,000 hours of service in a year.

Deferred Savings Contributions
The Plan allows participants who are highly compensated employees to elect pre-tax deferral contributions varying from one percent through 22 percent and participants who are not highly compensated employees to elect pre-tax deferral contributions varying from one percent to 50 percent, in one percent increments, of eligible compensation for each pay period, up to a maximum pre-tax deferral contribution of $17,000 for the 2012 Plan year. The Plan also allows participants who are eligible to make pre-tax deferral contributions and will have attained age 50 before the close of the Plan year to make elective catch-up deferrals of up to $5,500 for 2012.

Employer Matching Contributions
Each participant’s Employer may elect to provide a standard matching contribution, equal to a percentage of such participant’s monthly pre-tax deferral contributions up to a specified percent of the participant’s compensation as provided under the Plan or as adopted by the Employer and approved by the Committee. All matching contributions are made in cash to the participant’s Matching Contribution Account and invested as directed by the participant.

Profit Sharing/Retirement Contributions
Profit sharing contributions are made based on the discretion of the Board of Directors of the Company or Board of Directors of any of the Employers. Retirement contributions are nondiscretionary contributions made to certain eligible employees equal to a certain percent of their eligible compensation, a certain percent based upon their eligible compensation and their age at a certain date, or an amount based on hours worked. Participants may choose to invest profit sharing/retirement contributions allocated to their individual accounts in any or all of the available investment options. Profit sharing/retirement contributions totaling $15.8 million were credited to participant accounts for the year ended December 31, 2012.

Rollover Contributions
The Plan accepts rollover contributions from an eligible retirement plan or an individual retirement account that holds only assets distributed from a qualified plan, including after-tax employee contributions.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Participant Accounts
The Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective January 1, 1998, as amended. Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with deferred savings contributions, employer matching contributions, profit sharing/retirement contributions, rollover contributions and allocated investment earnings and losses.

Investment Options
An election is made by each participant to allocate contributions in one percent increments to any or all of the following 22 available investment options as of December 31, 2012:

•	MDU Resources Group, Inc. Common Stock Fund (MDU Resources Stock Fund)

•	New York Life Insurance Anchor Account - Stable Value Fund

•	Allianz NFJ Small Cap Value Fund - Small-Cap Value Fund

•	American Funds - EuroPacific Growth Fund - International Growth Mutual Fund

•	BlackRock Inflation Protected Bond Fund - Inflation Protected Bond Fund

•	BlackRock U.S. Debt Index T Fund - Income Bond Collective Trust Fund

•	Columbia Acorn Z Fund - Mid-Cap Growth Mutual Fund

•	DFA International Value Portfolio - International Value Mutual Fund

•	Dodge & Cox Balanced Fund - Growth and Income Mutual Fund

•	PIMCO Total Return Fund - Income Bond Mutual Fund

•	Royce Total Return Fund - Small-Cap Value Fund

•	T. Rowe Price Institutional Large Cap Growth Fund - Growth Mutual Fund

•	T. Rowe Price Institutional U.S. Structured Research Fund - Growth Mutual Fund

•	T. Rowe Price Retirement 2010 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2015 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2020 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2025 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2030 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2035 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2040 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2045 Fund - Growth and Income Mutual Fund

•	Vanguard Institutional Index Fund - Growth and Income Mutual Fund

In April 2012, the AllianceBernstein International Value Fund was replaced with the DFA International Value Portfolio investment option; the American Funds - The Growth Fund of America was replaced with the T. Rowe Price Institutional Large Cap Growth Fund investment option; and the Davis New York Venture Fund was replaced with the T. Rowe Price Institutional U.S. Structured Research Fund investment option.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Contributions to the MDU Resources Stock Fund are used by the Trustee to purchase shares of MDU Resources Group, Inc. common stock directly on the open market, or to purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock. Open market purchases may be made at such prices as the Trustee may determine in its sole and absolute discretion.

Vesting
A participant’s interest in a Deferred Savings Contribution Account, Matching Contribution Account or a Rollover Account is at all times fully vested and nonforfeitable. Generally, a participant’s interest in a Profit Sharing/Retirement Contribution Account is 100 percent vested after completing three years of service; however, certain grandfathered vesting schedules are maintained due to plan mergers. Participants are 100 percent vested in the dividends paid on the MDU Resources Stock Fund regardless of years of service. Participant accounts are valued on a daily basis.

Distributions and Withdrawals
The amount credited to a participant’s Deferred Savings Contribution Account, Matching Contribution Account and Rollover Account shall become payable to the participant or the participant’s beneficiary/beneficiaries, as applicable, upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Generally, the Plan only allows single-sum distributions or annual installments over a period of time, not to exceed five years; however, certain grandfathered distribution features are maintained due to plan mergers.

Distributions with respect to investment options other than the MDU Resources Stock Fund are in the form of cash. Distributions with respect to the MDU Resources Stock Fund are in the form of a Direct Registration System statement, except for distributions of fractional shares which are in the form of cash. Any MDU Resources Group, Inc. Common Stock included in a direct transfer to an individual retirement account or other qualified plan will be electronically transferred to the individual retirement account or to the qualified plan’s custodian.

A participant may make in-service withdrawals (hardship or age 59 1/2) under certain conditions. Distributions from a participant’s Rollover Account may be elected at any time.

Participant Loans
A participant may be eligible to obtain a loan from the Plan. The maximum amount available for a loan is the lesser of $50,000 or one-half of the participant’s vested account balance, subject to certain limitations. Loans must be repaid over specified periods generally through payroll deduction and bear interest at a commercially reasonable rate in effect at the time the loan is made, as established by the Committee.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Forfeited Accounts
Forfeited non-vested accounts are used to reduce employer contributions to the Plan, and remaining amounts are carried forward to future years. Forfeited non-vested accounts totaled approximately $400,000 at both December 31, 2012 and 2011. Approximately $259,000 in forfeitures were used to reduce employer contributions for the year ended December 31, 2012.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are maintained on an accrual basis. The Plan has also evaluated for events or transactions occurring after December 31, 2012, up to the date of issuance of these financial statements.

Investment Valuation
Investments held by the Plan are carried at fair value. The Plan’s cash and cash equivalents, common stock and mutual fund investment valuations, as determined by the Trustee, are based on published market quotations.

The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value.

The collective trust fund is valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund. Redemption is permitted daily with generally no other restrictions or notice periods and there are no unfunded commitments. The investment objective is to match the performance of Barclays Capital Aggregate Bond Index by investing in a diversified sample of the bonds that make up the index.

For further information on fair value measurements, see Note 6.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.

New Accounting Standard
In May 2011, the FASB issued guidance on fair value measurement and disclosure requirements. The guidance generally clarifies the application of existing requirements on topics including the concepts of highest and best use and valuation premise and disclosing quantitative information about the unobservable inputs used in the measurement of instruments categorized within Level 3 of the fair value hierarchy. Additionally, the guidance includes changes on topics such as measuring fair value of financial instruments that are managed within a portfolio and additional disclosure for fair value measurements categorized within Level 3 of the fair value hierarchy. This guidance was effective for the Plan on

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

January 1, 2012. The guidance required additional disclosures but it did not impact the Plan’s net assets available for benefits.

Benefit Payments
Distributions to Plan participants are recorded when paid.

Contributions
Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited with the Plan by the Employers through payroll reductions.

Excess Contributions Payable
The Plan is required to return contributions to participants in the event certain nondiscrimination tests and/or contribution limits defined under the Code are not satisfied. At December 31, 2012 and 2011, liabilities of $730 and $108,845, respectively, are recorded for amounts refundable to Plan participants and are included in excess contributions payable in the accompanying statements of net assets available for benefits, as well as reduced the participant contributions in the statement of changes in net assets available for benefits.

Administrative Expenses
Administrative expenses of the Plan related to Trustee, recordkeeping, legal and audit fees are paid primarily by the Employers. Fees or commissions associated with each of the investment options other than the MDU Resources Stock Fund are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings and were approximately $2.0 million for the year ended December 31, 2012. Administrative expenses of the Plan were approximately $266,000 for the year ended December 31, 2012, including the MDU Resources Stock Fund commissions, loan fees and terminated participant account fees that were paid by participants through the Plan. All other administrative expenses were paid by the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
Investments, in general, are subject to various risks, including credit, interest rate and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Other
Securities transactions are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

3.    Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31:

	2012	2011
MDU Resources Stock Fund	$195,418,132	$207,635,372
New York Life Insurance Anchor Account	88,081,131	88,684,032
Dodge & Cox Balanced Fund	58,934,284	51,653,896
Vanguard Institutional Index Fund	41,079,723	35,260,337
T. Rowe Price Institutional Large Cap Growth Fund	39,780,590	*
The Growth Fund of America	**	36,258,049

*	The Plan did not participate in the T. Rowe Price Institutional Large Cap Fund in 2011.

**	The Plan ceased participation in The Growth Fund of America in April 2012.

During 2012, the fair value of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

MDU Resources Stock Fund	$(1,971,388)
Mutual Funds	36,077,786
Collective Trust Fund	1,024,839
$35,131,237

4.    Cash and Cash Equivalents

In March 2012, the MainStay Cash Reserves Fund was replaced with the PIMCO Money Market Institutional Fund. Cash and cash equivalents represent funds temporarily invested to provide liquidity for fund reallocations and distributions of the MDU Resources Stock Fund.

5.    Investment Contract with Insurance Company

The Plan has a fully benefit-responsive investment contract with New York Life Insurance Company (NYL Insurance). NYL Insurance maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by NYL Insurance. Contract value represents contributions made under the contract, plus interest and dividends credited, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

contract value. The contract has certain restrictions that impact the ability to collect the full contract value. For example, withdrawals due to events initiated by the Company including, but not limited to, total or partial termination of the Plan, group lay-offs or early retirement incentives, may result in a penalty if these withdrawals exceed limitations defined in the contract. The Company believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. NYL Insurance may not terminate the contract at any amount less than contract value.

NYL Insurance is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0 percent. Such interest rates are reviewed not less frequently than quarterly nor more frequently than daily for resetting.

	2012	2011
Average yields:
Based on annualized earnings *	2.38%	3.17%
Based on interest rate credited to participants **	1.93%	2.87%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

**
Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date. The difference between annualized earnings and the interest rate credited to participants is due to a 45 basis point and 30 basis point administrative fee in 2012 and 2011, respectively.

6.    Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The FASB Accounting Standards Codification (ASC) establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There are three levels of inputs that may be used to measure fair value:

•	Level 1 - quoted prices in active markets for identical assets or liabilities;

•
Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of these assets or liabilities; or

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

•	Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The estimated fair values of the Plan's assets measured on a recurring basis are determined using the market approach and is corroborated using third party market data. There have been no changes in the methodologies used at December 31, 2012.

Cash and cash equivalents: Valued at the net asset value of shares held by the Plan at year end, based on published market quotations on an active market, or using other known sources including pricing from outside sources. Fair value approximates cost.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end, based on published market quotations on active markets.

Collective trust fund: Investment in the collective trust fund is valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.

Investment contract: Investment in the fully benefit-responsive investment contract is valued based on the Plan's pro-rata share of the pooled separate account at year end. The pooled separate account is not available in an exchange and active market, however, the fair value is determined based on the pro-rata share of underlying investments in the pooled separate account.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the year ended December 31, 2012, cash and cash equivalents transferred from Level 2 to Level 1 because the MainStay Cash Reserves Fund was replaced with the PIMCO Money Market Institutional Fund, which has a published market quotation on an active market.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

The Plan's assets measured at fair value are as follows:

	Fair Value Measurements at December 31, 2012, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2012
Assets:
Mutual funds *	$313,685,688	$—	$—	$313,685,688
Common stock	195,418,132	—	—	195,418,132
Investment contract **	—	89,789,905	—	89,789,905
Collective trust fund ***	—	24,424,004	—	24,424,004
Cash and cash equivalents	3,832,391	—	—	3,832,391
Total assets measured at fair value	$512,936,211	$114,213,909	$—	$627,150,120

*
Mutual funds invest approximately 53 percent in common stock of U.S. large-cap companies, 13 percent in common stock of U.S. small-cap companies, 11 percent in common stock of foreign large-cap companies, 10 percent in common stock of U.S. mid-cap companies, 4 percent in government securities, 3 percent in mortgage-backed securities, 3 percent in corporate bonds and 3 percent in cash and cash equivalents and other investments.

**
Investment contract invests approximately 48 percent in corporate bonds, 29 percent in mortgage-backed securities, 11 percent in cash and cash equivalents, 8 percent in asset-backed securities, 3 percent in agencies and 1 percent in U.S. Treasuries.

***	Collective trust fund invests approximately 42 percent in government securities, 30 percent in mortgage-backed securities, 21 percent in corporate bonds and 7 percent in cash and cash equivalents.

	Fair Value Measurements at December 31, 2011, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2011
Assets:
Mutual funds *	$260,173,086	$—	$—	$260,173,086
Common stock	207,635,372	—	—	207,635,372
Investment contract **	—	87,770,586	—	87,770,586
Collective trust fund ***	—	25,491,338	—	25,491,338
Cash and cash equivalents	—	2,734,981	—	2,734,981
Total assets measured at fair value	$467,808,458	$115,996,905	$—	$583,805,363

*
Mutual funds invest approximately 54 percent in common stock of U.S. large-cap companies, 14 percent in common stock of U.S. small-cap companies, 11 percent in common stock of U.S. mid-cap companies, 10 percent in common stock of foreign large-cap companies, 3 percent in mortgage-backed securities, 3 percent in corporate bonds, 2 percent in government securities and 3 percent in cash and cash equivalents and other investments.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

**
Investment contract invests approximately 39 percent in corporate bonds, 36 percent in mortgage-backed securities, 8 percent in asset-backed securities, 6 percent in U.S. Treasuries, 6 percent in cash and cash equivalents and 5 percent in agencies.

***
Collective trust fund invests approximately 36 percent in government securities, 34 percent in mortgage-backed securities, 20 percent in corporate bonds, 6 percent in agencies and 4 percent in foreign fixed-income investments.

7.    Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 10, 2009, that the Plan and related trust are designed for qualification as exempt from federal income taxes in accordance with applicable sections of the Code. The IRS based its determination on the application the Plan submitted on January 30, 2007. Although the Plan has been amended since submitting the determination letter application, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

On March 30, 2011, an application was made to the IRS for determination on the qualification of the Plan for those amendments that have occurred since the prior determination letter. The Company believes that the Plan, as amended, continues to meet the requirements for tax qualification. The Plan will take all necessary steps to maintain its qualified tax status.

GAAP requires Plan management to evaluate tax positions taken by the Plan. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

8.    Related-Party Transactions

At December 31, 2012 and 2011, the Plan held 9,200,477 and 9,675,460 shares, respectively, of Company common stock. In addition, investments in the New York Life Insurance Anchor Account are managed by a related party to the Trustee. These transactions qualify as exempt party-in-interest transactions and are allowable under ERISA.
9.    Prohibited Transactions

There were no nonexempt prohibited transactions, other than those listed in Schedule H, Line 4a, Schedule of Delinquent Participant Contributions, with respect to the Plan during the plan year ended December 31, 2012.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

10.    Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$655,408,374	$620,443,310
Adjustment from contract value to fair value for fully benefit-
responsive investment contract	1,708,774	(913,446)
Deemed distributions	(69,383)	(87,824)
Net assets available for benefits per the Form 5500	$657,047,765	$619,442,040

The following are reconciliations of the statement of changes of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

Total employee contributions per the financial statements	$30,450,773
Excess contributions payable at December 31, 2012	730
Total employee contributions per the Form 5500	$30,451,503

Total investment income per the financial statements	$49,747,031
Change in adjustment from contract value to fair value for fully
benefit-responsive investment contract	2,622,220
Total net investment income per the Form 5500	$52,369,251

Distributions to participants per the financial statements	$72,638,346
Less: Deemed distributions at December 31, 2011	(87,824)
Benefits paid to participants per the Form 5500	$72,550,522

11.    Subsequent Event

Effective January 1, 2013, the Plan was amended to establish a retirement contribution feature for employees who were active participants in the Retirement Plan for Employees of Cascade Natural Gas Corporation, for which future benefit accruals ended as of September 30, 2012. For each plan year, eligible employees will receive a certain contribution ranging from 5 percent to 11.5 percent of their eligible compensation, based upon their age as of December 31, 2012.

SUPPLEMENTAL
SCHEDULES

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2012

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$2,303	—	$2,303	—	—

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	MDU Resources Group, Inc. Common Stock	9,200,477 shares	**	$195,418,132
	Mutual Funds:
	Allianz NFJ Small Cap Value Fund	626,537 units	**	18,758,506
	American Funds - EuroPacific Growth Fund	594,375 units	**	24,476,355
	BlackRock Inflation Protected Bond Fund	552,837 units	**	6,672,740
	Columbia Acorn Z Fund	675,002 units	**	20,553,823
	DFA International Value Portfolio Fund	513,062 units	**	8,516,824
	Dodge & Cox Balanced Fund	754,987 units	**	58,934,284
	PIMCO Total Return Fund	800,625 units	**	8,999,030
	Royce Total Return Fund	1,551,111 units	**	21,017,556
	T. Rowe Price Institutional Large Cap Growth Fund	2,107,023 units	**	39,780,590
	T. Rowe Price Institutional U.S. Structured Research Fund	2,513,473 units	**	24,405,826
	T. Rowe Price Retirement 2010 Fund	253,579 units	**	4,176,450
	T. Rowe Price Retirement 2015 Fund	479,509 units	**	6,176,082
	T. Rowe Price Retirement 2020 Fund	427,712 units	**	7,647,485
	T. Rowe Price Retirement 2025 Fund	377,921 units	**	4,958,321
	T. Rowe Price Retirement 2030 Fund	322,328 units	**	6,098,452
	T. Rowe Price Retirement 2035 Fund	488,484 units	**	6,535,911
	T. Rowe Price Retirement 2040 Fund	77,770 units	**	1,484,626
	T. Rowe Price Retirement 2045 Fund	268,537 units	**	3,413,104
	Vanguard Institutional Index Fund	314,739 units	**	41,079,723
	Cash and Cash Equivalents:
	PIMCO Money Market Institutional Fund	3,832,391 units	**	3,832,391
	Collective Trust Fund:
	BlackRock U.S. Debt Index T Fund	1,337,569 units	**	24,424,004
	Pooled Separate Account:
*	New York Life Insurance Anchor Account	88,081,131 units	**	89,789,905
*	Participant Loan Funds ***	4.25% to 10.50%	—	18,503,761
				$645,653,881

*	Indicates party-in-interest investment.

**	Cost information is not required for participant-directed investments, therefore it is not included.

***	Loan maturities range from January 1, 2013, through October 6, 2027.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MDU Resources Group, Inc.
401(k) Retirement Plan

Date:	June 14, 2013	By	/s/ Doran N. Schwartz
Doran N. Schwartz
Chairman, Employee Benefits Committee

EXHIBIT INDEX

The following document is filed as part of this report:

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm